SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

Cresud S.A.C.I.F. and A
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Av. Del Libertador 498, 16th Floor, (1001)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

CRESUD S.A.C.I.F. and A
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the letter dated September 9, 2002 filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* with the report of results for the Annual Financial Statements for the fiscal year ended on June 30, 2002.

By letter dated September 9, 2002, the Company filed the report of results for the Annual Financial Statements for the fiscal year ended on June 30, 2002. The result of such period reflects an accumulated loss of Ps. 39,556,328 (Pesos thirty nine million five hundred and fifty six thousand three hundred and twenty eight).